John R. Sult Senior Vice President and Controller

August 19, 2009

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    El Paso Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008 filed March 2, 2009
File No. 001-14365

Dear Mr. Owings:

We received your letter dated August 14, 2009, commenting on the above referenced document.  Below are the comments contained in your letter followed by our responses:

Controls and Procedures, page 153

Evaluation of Disclosure Controls and Procedures, page 153

1.
We reviewed your response to comment 10 in our letter dated June 26, 2009 and reissue this comment.  In future filings, please revise the conclusion of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures to encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or simply state, if true, that such officers concluded that your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

Response
In future filings we will revise the conclusion of our principal executive and financial officers regarding the effectiveness of our disclosure controls and procedures to either encompass the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e) or state that our principal executive and financial officers concluded that our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) were effective as of the end of the period covered by the report.

Notes to Consolidated Financial Statements

Note 12. Debt, Other Financing Obligations and Other Credit Facilities, page 119

2.
We note in your response to comment seven in our letter dated June 26, 2009 that the restricted net assets of your consolidated and unconsolidated subsidiaries comprised 27% of your consolidated net assets as of December 31, 2008.  Please tell us what percentage the restricted net assets of your consolidated subsidiaries was of your consolidated net assets.  We remain unclear as to whether you were required to present Schedule I as of December 31, 2008.  Please advise in detail.

Response
We did not have any unconsolidated subsidiaries with restricted net assets as of December 31, 2008.  As such, the restricted net assets of our consolidated subsidiaries were 27% of our consolidated net assets as of December 31, 2008.  As noted in our previous response, the restricted net assets of our consolidated subsidiaries were less than 1% of our consolidated net assets as of March 31, 2009.  This percentage remained de minimis at June 30, 2009.  We do not currently expect to be required to present Schedule I as of December 31, 2009.

As indicated in our previous response, we disclosed the dollar amount of restricted net assets of our consolidated subsidiaries as of December 31, 2008 and June 30, 2009 in our Form 10-Q as of  June 30, 2009.  We will continue to monitor the restricted net assets of our consolidated subsidiaries and will include Schedule I as required by Rule 5.04(c) of Regulation S-X in future filings, if applicable.

In connection with providing these responses, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions regarding this letter or need further information to assist you in our review, please contact me at (713) 420-5700.

Sincerely,

/s/ John R. Sult
John R. Sult
Senior Vice President and Controller